Schedule 13G Information to be included in statements filed pursuant to 13d-1(b), (c), and (d) and amendments thereto filed pursuant to 240.13d-2.

Securities and Exchange Commission, Washington, D.C. 20549

Schedule 13G

Under the Securities Exchange Act of 1934
(Amendment No._)*

(Liquidity Services, Inc.)

(Common stock)

(53635B107)

(December 31, 2019)

Check the appropriate box to designate the rule pursuant to which this schedule is filed:

[ ] Rule 13d-1(b)
[x] Rule 13d-1(c)
[ ] Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).





CUSIP No.53635B107

(1) Names of reporting persons: FORUM CAPITAL PARTNERS LP

(2) Check the appropriate box if a member of a group (a)  (b)

(3) SEC use only

(4) Citizenship or place of organization: PENNSYLVANIA

Number of shares beneficially owned by each reporting person with:

(5) Sole voting power: 2,165,000

(6) Shared voting power: 0

(7) Sole dispositive power: 2,165,000

(8) Shared dispositive power: 0

(9) Aggregate amount beneficially owned by each reporting person:  2,165,000

(10) Check if the aggregate amount in Row (9) excludes certain shares:

(11) Percent of class represented by amount in Row (9): 6.4% (a)

(12) Type of reporting person: PN


*(a) based on 33,886,003 shares of common stock of the issuer outstanding as of 12/06/2019.



CUSIP No.53635B107

(1) Names of reporting persons: STALEY CAPITAL ADVISERS, INC.

(2) Check the appropriate box if a member of a group (a)  (b)

(3) SEC use only

(4) Citizenship or place of organization: PENNSYLVANIA

Number of shares beneficially owned by each reporting person with:

(5) Sole voting power: 2,165,000

(6) Shared voting power: 0

(7) Sole dispositive power: 2,165,000

(8) Shared dispositive power: 0

(9) Aggregate amount beneficially owned by each reporting person: 2,165,000

(10) Check if the aggregate amount in Row (9) excludes certain shares:

(11) Percent of class represented by amount in Row (9): 6.4% (a)

(12) Type of reporting person: IA


*(a) based on 33,886,003 shares of common stock of the issuer outstanding as of 12/06/2019.




CUSIP No.53635B107

(1) Names of reporting persons: JOHN A STALEY, IV

(2) Check the appropriate box if a member of a group (a)  (b)

(3) SEC use only

(4) Citizenship or place of organization: USA

Number of shares beneficially owned by each reporting person with:

(5) Sole voting power: 2,165,000

(6) Shared voting power: 0

(7) Sole dispositive power: 2,165,000

(8) Shared dispositive power: 0

(9) Aggregate amount beneficially owned by each reporting person: 2,165,000

(10) Check if the aggregate amount in Row (9) excludes certain shares:

(11) Percent of class represented by amount in Row (9): 6.4% (a)

(12) Type of reporting person: IN


*(a) based on 33,886,003 shares of common stock of the issuer outstanding as of 12/6/2019.




CUSIP No.53635B107

(1) Names of reporting persons: WILLIAM F. STOTZ

(2) Check the appropriate box if a member of a group (a)  (b)

(3) SEC use only

(4) Citizenship or place of organization: USA

Number of shares beneficially owned by each reporting person with:

(5) Sole voting power: 2,194,050

(6) Shared voting power: 0

(7) Sole dispositive power: 2,194,050

(8) Shared dispositive power: 0

(9) Aggregate amount beneficially owned by each reporting person: 2,194,050

(10) Check if the aggregate amount in Row (9) excludes certain shares:

(11) Percent of class represented by amount in Row (9): 6.5% (a)

(12) Type of reporting person: IN


*(a) based on 33,886,003 shares of common stock of the issuer outstanding as of 12/6/2019.


CUSIP No.53635B107

(1) Names of reporting persons: JAMES D. ROBERGE

(2) Check the appropriate box if a member of a group (a)  (b)

(3) SEC use only

(4) Citizenship or place of organization: USA

Number of shares beneficially owned by each reporting person with:

(5) Sole voting power: 2,271,000

(6) Shared voting power: 0

(7) Sole dispositive power: 2,271,000

(8) Shared dispositive power: 0

(9) Aggregate amount beneficially owned by each reporting person: 2,271,000

(10) Check if the aggregate amount in Row (9) excludes certain shares:

(11) Percent of class represented by amount in Row (9): 6.7% (a)

(12) Type of reporting person: IN


*(a) based on 33,886,003 shares of common stock of the issuer outstanding as of 12/6/2019.


CUSIP No.53635B107

(1) Names of reporting persons:  BRIAN M. MCINERNEY

(2) Check the appropriate box if a member of a group (a)  (b)

(3) SEC use only

(4) Citizenship or place of organization: USA

Number of shares beneficially owned by each reporting person with:

(5) Sole voting power: 2,165,000

(6) Shared voting power: 0

(7) Sole dispositive power: 2,165,000

(8) Shared dispositive power: 0

(9) Aggregate amount beneficially owned by each reporting person: 2,165,000

(10) Check if the aggregate amount in Row (9) excludes certain shares:

(11) Percent of class represented by amount in Row (9): 6.4% (a)

(12) Type of reporting person: IN


*(a) based on 33,886,003 shares of common stock of the issuer outstanding as of 12/6/2019.


Item 1(a) Name of issuer: LIQUIDITY SERVICES, INC.

Item 1(b) Address of issuer's principal executive offices:
      1920 L STREET, NW, SIXTH FLOOR, WASHINGTON, DC 20036

2(a) Name of person filing:

This statement is jointly filed by Forum Capital Partners LP ("Forum");
Staley Capital Advisers, Inc. ("Staley Capital"), a Pennsylvania corporation and federally registered investment adviser that serves as the general partner to Forum; John A. Staley, IV ("Mr. Staley"); William
F. Stotz ("Mr. Stotz"); James D. Roberge ("Mr. Roberge") and Brian M. McInerney ("Mr. McInerney"). Each of the foregoing is referred to as a "Reporting Person" and collectively as "Reporting Persons."

Mr. Staley is the President of Staley Capital; Mr. Stotz, Mr. Roberge, and
Mr. McInerney are each Managing Directors of Staley Capital. Mr. Staley, Mr. Stotz, Mr. Roberge and Mr. McInerney as "Controlling Persons of Staley Capital", may be deemed, pursuant to Rule 13d-3 of the Securities Exchange Act of 1934, as amended, to be the beneficial owners of all shares of Common Stock owned by Staley Capital clients for whom Staley Capital exercises discretion with respect to voting or disposition of shares. The Reporting Persons have entered into a Joint Filing Agreement, dated January 17, 2020, a copy of which is filed with this Schedule 13G as Exhibit A, pursuant to which the Reporting Persons have agreed to file this statement jointly in accordance with the provisions of Rule 13d-1(k)(1) under the Securities
Exchange Act of 1934.


2(b) Address or principal business office or, if none, residence:

The principal business address of Forum Capital Partners, LP; Staley
Capital Advisers, Inc.; Mr. Staley; Mr. Stotz; Mr. Roberge; and Mr. McInerney is Staley Capital Advisers, Inc., One Oxford Centre, Suite 3950, Pittsburgh, PA 15219.


2(c) Citizenship:

Forum Capital Partners LP is a limited partnership organized under the laws of the Commonwealth of Pennsylvania. Staley Capital Advisers, Inc. is a corporation organized under the laws of the Commonwealth of Pennsylvania. Mr. Staley, Mr. Stotz, Mr. Roberge and Mr. McInerney are each citizens of the United States of America.


2(d) Title of class of securities: COMMON STOCK

2(e) CUSIP No.: 53635B107

Item 3: If this statement is filed pursuant to 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
NOT APPLICABLE
(a) [  ] Broker or dealer registered under section 15 of the Act
(15 U.S.C. 78o);
(b) [  ] Bank as defined in section 3(a)(6) of the Act (15
U.S.C. 78c);
(c) [ ] Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c);
(d) [ ] Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8);
(e) [  ] An investment adviser in accordance with 240.13d-
1(b)(1)(ii)(E);
(f) [ ] An employee benefit plan or endowment fund in accordance with 240.13d-1(b)(1)(ii)(F);
(g) [ ] A parent holding company or control person in accordance with 240.13d-1(b)(1)(ii)(G);
(h) [ ] A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
(i) [ ] A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
(j) [  ] A non-U.S. institution in accordance with 240.13d-
1(b)(1)(ii)(J);
(k) [ ] Group, in accordance with 240.13d-1(b)(1)(ii)(K). If filing as a non-U.S. institution in accordance with 240.13d-1(b)(1)(ii)(J), please specify the type of institution:

Item 4. Ownership

The information set forth in rows 5 through 11 in the Cover Pages hereto for each of the Reporting Persons is incorporated herein by reference. All ownership information reported on the Cover
Pages is as of December 31, 2019.

Staley Capital Advisers, Inc. does not directly own any shares of common stock of the issuer. As the general partner to Forum and as investment adviser to certain separately managed accounts, Staley Capital may be deemed to beneficially own the shares reported herein. Similarly, Mr. Staley, Mr. Roberge,
Mr. Stotz and Mr. McInerney, as Controlling Persons of Staley Capital, may be deemed to beneficially own the shares reported herein.

Staley Capital, Mr. Staley, Mr. Stotz, Mr. Roberge and Mr. McInerney expressly disclaim beneficial ownership of the issuer's common stock reported herein, with the following exceptions: 1) Mr. Stotz is the beneficial owner of 29,050 shares of LQDT common stock, and 2) Mr. Roberge is the beneficial owner of 106,000 shares of LQDT common stock.

Item 5. Ownership of 5 Percent or Less of a Class. NOT
APPLICABLE

Item 6. NOT APPLICABLE

Item 7. Identification and Classification of the Subsidiary
Which Acquired the Security Being Reported on by the Parent
Holding Company or Control Person. NOT APPLICABLE

Item 8. Identification and Classification of Members of the
Group NOT APPLICABLE

Item 9. Notice of Dissolution of Group. NOT APPLICABLE

Item 10. Certifications:

(a) The following certification shall be included if the statement is filed pursuant to 240.13d-1(b):
By signing below, I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under Section 240.14a-11.

After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and accurate.


/JOHN A. STALEY, IV/
-------------------------------
Forum Capital Partners LP, by John A. Staley IV, President of
Staley Capital Advisers, Inc., the general partner of Forum
Capital Partners LP

/JOHN A. STALEY, IV/
-------------------------------
Staley Capital Advisers, Inc., by John A. Staley IV, President

/JOHN A. STALEY, IV/
-------------------------------
John A. Staley IV, President, Staley Capital Advisers, Inc.

/WILLIAM F. STOTZ/
-------------------------------
William F. Stotz, Managing Director, Staley Capital Advisers, Inc.

/JAMES D. ROBERGE/
-------------------------------
James D. Roberge, Managing Director, Staley Capital Advisers, Inc.

/BRIAN M. MCINERNEY/
-------------------------------
Brian M. McInerney, Managing Director, Staley Capital Advisers, Inc.






EXHIBIT A

JOINT FILING AGREEMENT

The undersigned hereby agree as follows:

(i)	The statement on Schedule 13G, and any amendments
thereto, to which this Agreement is annexed as Exhibit A, is and will be filed on behalf of each of them in accordance with the provisions of Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended; and

(ii)	Each of them is responsible for the timely filing of such
Schedule 13G and any amendments thereto, and for the completeness and accuracy of the information concerning such person therein, but none of them is responsible for the completeness and accuracy of the information concerning the other persons making the filing, unless such person knows or has reason to believe that such information is inaccurate.


Dated:	       January 17, 2020


/JOHN A. STALEY, IV/
-------------------------------
Forum Capital Partners LP, by John A. Staley IV, President of
Staley Capital Advisers, Inc., the general partner of Forum
Capital Partners LP

/JOHN A. STALEY, IV/
-------------------------------
Staley Capital Advisers, Inc., by John A. Staley IV, President

/JOHN A. STALEY, IV/
-------------------------------
John A. Staley IV, President, Staley Capital Advisers, Inc.

/WILLIAM F. STOTZ/
-------------------------------
William F. Stotz, Managing Director, Staley Capital Advisers, Inc.

/JAMES D. ROBERGE/
-------------------------------
James D. Roberge, Managing Director, Staley Capital Advisers, Inc.

/BRIAN M. MCINERNEY/
-------------------------------
Brian M. McInerney, Managing Director, Staley Capital Advisers, Inc.